Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Name Under Which Subsidiary Does Business
SuperStock, Inc.	Florida	SuperStock, Inc.
SuperStock Canada, Inc.	Canada	SuperStock Canada, Inc.
SuperStock Limited	U.K.	SuperStock Limited
Agence 21, Inc.	Delaware	This subsidiary is currently inactive